CODE OF ETHICS
Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

The adviser’s fiduciary duty to its clients;

●	Compliance with all applicable Federal Securities Laws;
●	Reporting and review of Personal Securities Transactions and holdings;
●	Reporting of violations of the code; and
●	The provision of the code to all supervised persons.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, AGM and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Employees must operate to the fullest extent reasonably requested by the CCO to enable:

●	AGM to comply with all applicable Federal Securities Laws and
●	the CCO to discharge their duties under the Manual.

All Employees will act with competence, dignity, integrity and in an ethical manner when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting AGM’s services and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, AGM must act in its Clients’ best interests. Neither AGM, nor any Employee, should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks or concerns about AGM’s business practices with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations Overview

Improper actions by AGM or its Employees could have severe negative consequences for AGM, its Clients, Investors and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the CEO on the matter. Any problems identified during the review will be addressed in ways that reflect AGM’s fiduciary duty to its Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CEO or the CCO directly.

Reporting of Violations; Supervision; Sanctions

Reporting Violations

Employees who know of, or suspect, a violation of the Firm’s Code of Ethics, this Manual, or any rule, law or regulation that the Firm is subject to, should immediately report to the CCO, their supervisor or any senior management member. If an Employee makes a report of a violation or suspicion of a violation to a supervisor or other member of management or other member of the Firm’s management, the person to whom the report was initially made must immediately make the CCO aware of such report so that the CCO can conduct a prompt investigation.

All suspected violations will be investigated fully, with documentation maintained by the CCO of any findings and resolution. Nothing contained in this Compliance Manual or Code of Ethics shall be deemed to prohibit an Employee from exercising their right to make a whistleblower complaint to the SEC. The Firm will not retaliate against any Employee who reports a suspected violation either internally or to the SEC.

Whistleblower Provision

Under the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Act"), a whistleblower program has been established that enables the SEC to pay an award, under regulations prescribed by the SEC and subject to certain limitations, to eligible whistleblowers who voluntarily provide the SEC original information about a violation of the federal securities laws, in writing, that leads to the successful enforcement of a covered judicial or administrative action, or a related action resulting in monetary sanctions exceeding $1 million.

Definition of a Whistleblower - An individual who, alone or jointly with others, provides information to the SEC relating to a potential violation of the securities laws. Under the rule, a company or another entity could not qualify as a whistleblower. An individual is a whistleblower if (i) he/she possesses a reasonable belief that the information provided relates to a possible securities law violation that has occurred, is ongoing, or is about to occur and (ii) he/she reports that information in a manner described below under Reporting.

Reporting - individuals wishing to be considered for an award under the Whistleblower Program will be required to submit online Form-TCR, which is accessible via www.sec.gov.

Anonymous Reporting - If you'd like to be considered for an award under the whistleblower program while remaining anonymous, the Act requires that you submit your information through an attorney.

Anti-Retaliation Protection - The Act expressly prohibits retaliation by employers against individuals who become whistleblowers under SEC rules, even if they do not recover a whistleblower award and provides them with a private cause of action in the event that they are discharged or discriminated against by their employers in violation of the Act.

Internal Compliance Reporting - Although it is not required under the Act, a whistleblower is encouraged to report a potential violation of securities laws to his/her employer’s Legal and/or Compliance Department(s). The following are incentives provided under the rule if an employee chooses to report an issue internally: (1) a whistleblower can wait 120 days to report to the SEC after an internal report and still get credit for the tip, (2) the SEC will weigh the extent to which the whistleblower assisted or interfered with the company's internal investigation when it considers the amount of a whistleblower award and (3) the SEC will give whistleblower status to an individual who only reports internally to the company if the company then reports the possible violation to the SEC, crediting the individual with information established by the company's investigation.

If an Employee makes a report of a violation or suspicion of a violation to a supervisor, the person to whom the report was initially made must immediately make the CCO aware of such report so that the CCO can conduct a prompt investigation.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Distribution of the Code and Acknowledgement of Receipt

AGM will distribute this Manual, which contains the Company’s Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Employees must acknowledge that they have received, read, understood and agree to comply with AGM’s policies and procedures described in this Manual, including this Code of Ethics. Each Employee should use the SmartRIA system to make this acknowledgement.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including AGM, Employees and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for AGM, its Employees and/or Clients and Investors. In some cases, the improper handling of a conflict could result in litigation and/or disciplinary action.

AGM’s policies and procedures have been designed to identify and properly disclose, mitigate and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve AGM and/or its Employees on one hand, and Clients and/or Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Investors over the interests of AGM and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the CCO’s attention.

In some instances, conflicts of interest may arise between Clients and/or Investors. Responding appropriately to these types of conflicts can be challenging and may require robust disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Employees should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients and/or Investors has not been appropriately addressed.

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety.

Accounts Covered by the Policies and Procedures

AGM’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, stepchildren, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law and children-in-law, as well as adoptive relationships that meet the above criteria.

Personal Transactions that DO NOT Require Pre-Clearance

●	Employees may personally transact in the following types of Securities (“Pre-Approved Securities”) without seeking pre-clearance:

●	Equities and equity options

●	Mutual funds and money market funds

●	Options on broad market indices and associated futures contracts

●	Treasuries

●	529 college savings plans

●	Bank certificates of deposit

●	Municipal Bonds

Personal Transactions that DO Require Pre-Clearance

Employees are not required to obtain pre-clearance from the CCO to buy or sell Securities.

Pre-Approval (Pre-Clearance), Minimum Holding Period and Prohibited Transactions

“Access Persons” may not buy or sell in a Covered Account: (i) securities of any issuer listed on the Restricted List or (ii) any Covered Securities issued by, or related to, a company which is currently held in the portfolio of any Fund.

“Access Persons” must obtain prior approval (“pre-clearance”) from the CCO or his designee for the purchase of any other Covered Securities not specifically prohibited above. Unless specifically noted, such prior approval for a specified securities transaction shall expire 24 hours after such approval is given. Please utilize the form available on the Compliance system to obtain pre-clearance. Do not trade until the CCO has approved the trade on the Compliance system. Pre-clearance obtained via email, unless specifically so noted, does not constitute effective pre-clearance. Trades by the CCO that require pre-clearance must be pre-cleared by the CRO.

Note that Access Persons must obtain pre-clearance prior to investing in an initial public offering or a limited (private) offering (such as a hedge fund). (Also see “Employment Conflicts of Interest”, below).

All Employees are prohibited from trading in shares of mutual funds in a manner inconsistent with a mutual fund’s prospectus. All mutual funds and ETF’s must be held for a minimum of ten (10) business days.

The Firm recognizes that some Employees may hold positions that are not otherwise permissible under this policy at the time of its implementation or on the start date of their employment. Prior to selling or trading out of such positions, Employees must first request approval from the CCO.

The CCO shall review all transaction and holdings reports submitted by both Access Persons and document this review for violations of the policies set forth above, including maintaining a record of any violations of the policies contained herein.

Reportable Securities

In addition to the prohibitions described above, SEC rules require all Employees to submit periodic reports regarding their personal transactions and holdings. These obligations differ depending on whether an account holds any “Reportable Securities,” which are defined to include all Securities except:

●	Direct obligations of the Government of the United States;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end investment companies (i.e., mutual funds) registered in the U.S., other than funds advised or underwritten by AGM or an affiliate;

●	Interests in 529 college savings plans; and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by AGM or an affiliate (this structure is not common).

●	Direct obligations of a United States municipality (e.g., municipal bonds)

Exchange-traded funds, or ETFs are somewhat like open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements described below.

Quarterly Transaction Reports

Each quarter, Employees must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Employees must also report any accounts opened during the quarter that hold any Securities (whether or not they hold Reportable Securities). Reports regarding transactions and newly opened accounts must be submitted to the CCO within 30 days of the end of each calendar quarter.

Employees should use SmartRIA to satisfy their quarterly reporting obligations. If an Employee did not have any transactions or account openings to report, this should be indicated in SmartRIA.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Securities (whether or not any of those Securities are Reportable Securities), as well as specific information about all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO on or before March 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual holdings reports should be submitted using SmartRIA.

Exceptions from Reporting Requirements and Investment Limitations

There are limited exceptions from certain reporting requirements and limitations on personal investing. Specifically, an Employee is not required to submit:

●	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

●	Any reports with respect to Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis. Accounts managed on a discretionary basis by a third party are not subject to investment restrictions or limitations described in this Code of Ethics.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

AGM’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the CCO will monitor Employees’ investment patterns to ensure that all transactions involve Pre-Approved Securities or are pre-cleared and to detect any other personal trading behavior that could be indicative of a conflict of interest. The CCO will use SmartRIA to track Employee submissions and associated reviews.

Disclosure of the Code of Ethics

AGM will describe its Code of Ethics in the Fund’s Prospectus. All Client requests for AGM’s Code of Ethics should be directed to the CCO.

Insider Trading

Background

Section 204A of the Advisers Act requires every investment adviser to establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser’s business, to prevent the misuse of Material Non-Public Information by such investment adviser or any associated person. In the past, the Federal Securities Laws have been interpreted to prohibit the following activities:

●	Trading by an insider while in possession of Material Non-Public Information;

●	Trading by a non-insider while in possession of Material Non-Public Information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential;

●	Trading by a non-insider who obtained Material Non-Public Information through unlawful means such as computer hacking; and

●	Communicating Material Non-Public Information to others in breach of a fiduciary duty.

What Information is Material?

Many types of information may be considered material, including, without limitation, advance knowledge of:

●	Dividend or earnings announcements;

●	Asset write-downs or write-offs;

●	Additions to reserves for bad debts or contingent liabilities;

●	Expansion or curtailment of company or major division operations;

●	Merger, joint venture announcements;

●	New product/service announcements;

●	Discovery or research developments;

●	Criminal, civil and government investigations and indictments;

●	Pending labor disputes;

●	Debt service or liquidity problems;

●	Bankruptcy or insolvency;

●	Tender offers and stock repurchase plans; and

●	Recapitalization plans.

Information provided by a company could be material because of its expected effect on a particular class of securities, all of a company’s securities, the securities of another company or the securities of several companies. The prohibition against misusing Material Non-Public Information applies to all types of financial instruments including, but not limited to, stocks, bonds, warrants, options, futures, forwards, swaps, commercial paper and government-issued securities. Material information need not relate to a company’s business. For example, information about the contents of an upcoming newspaper column may affect the price of a security and therefore be considered material. Advance notice of forthcoming secondary market transactions could also be material.

Employees should consult with the CCO if there is any question as to whether non-public information is material.

What Information is Non-Public?

Once information has been effectively distributed to the investing public (e.g. via an 8k filing), it is no longer non-public. However, the distribution of Material Non-Public Information must occur through commonly recognized channels for the classification to change. In addition, there must be adequate time for the public to receive and digest the information. Non-public information does not change to public information solely by selective dissemination. Examples of the ways in which non-public information might be transmitted include, but are not limited to:

●	In person;

●	In writing;

●	By telephone;

●	During a presentation;

●	By email, instant messaging or Bloomberg messaging;

●	By text message or through Twitter; or

●	On a social networking site such as Facebook or LinkedIn.

Employees must be aware that even where there is no expectation of confidentiality, a person may become an insider upon receiving Material Non-Public Information. Employees should consult with the CCO if there is any question as to whether material information is non-public.

Penalties for Trading on Material Non-Public Information

Severe penalties exist for firms and individuals that engage in Insider Trading, including civil injunctions, disgorgement of profits and jail sentences. Further, fines for Insider Trading may be levied against individuals and companies in amounts up to three times the profit gained or loss avoided (and up to $1,000,000 for companies). AGM will not protect Employees found guilty of insider trading.

Policies and Procedures

Employees are strictly forbidden from engaging in Insider Trading, either personally or on behalf of AGM’s Clients. AGM’s Insider Trading Policies and Procedures apply to all Employees, as well as any transactions in any securities by family members, trusts or corporations, directly or indirectly controlled by such persons. The policy also applies to transactions by corporations in which the Employee is an officer, director, or 10% or greater stockholder, as well as transactions by partnerships of which the Employee is a partner unless the Employee has no direct or indirect control over the partnership.

Procedures for Recipients of Material Non-Public Information

If an Employee has questions as to whether they are in possession of Material Non-Public Information, they should inform the CCO as soon as possible. The CCO will conduct research to determine if the information is likely to be considered material, and whether the information has been publicly disseminated. In case the information is considered material, the CCO will be responsible to communicate the findings to management as well as external counsel for further guidance.

Given the severe penalties imposed on individuals and firms engaging in Insider Trading, an Employee:

●	Must immediately report the potential receipt of Material Non-Public Information to the CCO;

●	Must not trade the securities of any company about which they may possess Material Non-public Information.

●	Must not discuss any potentially Material Non-Public Information with colleagues, except as specifically required by their position; and

●	Must not conduct trading or other investment activities regarding a security for which they may have Material Non-Public Information until the CCO dictates an appropriate course of action.

If the CCO determines that the information is material and non-public, the CCO will prepare a written memorandum describing the information, its source and the date that the information was received. AGM will not place any trades in securities for which it has Material Non-Public Information. Depending on the relevant facts and circumstances, the CCO may also take some or all of the following steps:

●	Review AGM’s Insider Trading policies and procedures with the affected Employee(s);

●	Ask the affected Employee(s) to execute written agreements that they will not disclose the potentially Material Non-Public Information to others, including colleagues;

●	Require the affected Employee(s) to institute enhanced information security practices;

●	Review the emails of the affected Employees more frequently;

●	Review AGM’s Insider Trading policies and procedures with all Employees;

●	Inform AGM’s other Employees that the affected Employee(s) may be in possession of Material Non-Public Information;

●	Remind the other Employees that they should take reasonable steps to avoid inadvertent receipt of the information;

●	Forbid other Employees from trading the security in question, either personally or on behalf of any Client;

●	Forbid other Employees from seeking to obtain the information; and

●	Conduct key word searches of all Employees’ emails for the information in question.

Trading in affected securities may resume, and other responses may be adjusted or eliminated, when the CCO determines that the information has become public and/or immaterial. At such time, the CCO will amend the memorandum noted above to indicate the date that trading was allowed to resume and the reason for the resumption.

Recordkeeping

All written memorandums describing any incidents of insider trading will be stored electronically. An electronic log of all incidents will be maintained by the CCO making reference to the memorandums that include the background information to each occurrence.

Protection of Proprietary AGM Information

Except as discussed in the Portfolio Management and Reviews section of this manual, employees must never disclose proposed or pending trades or other sensitive information to any third party except as necessary to implement investment decisions and conduct other legitimate business or as explicitly approved by the CCO or the CIO.

Information Disclosures to Investors

Only the CIO or the CCO may authorize the distribution of position level information to Investors outside of standard correspondence sent to all Investors.

Relationships with Potential Insiders

AGM’s Employees may have relationships with individuals who have access to Material Non-Public Information. Such information could be accessible to professional contacts, trading counterparties, family members, friends and Investors, among others. Ways that an individual might gain exposure to Material Non-Public Information could include working for an issuer, working for an issuer’s trusted adviser, such as a law firm or investment bank, participating in a creditors committee, serving as an elected official or acting as a lobbyist.

Each Employee is responsible for identifying any relationships that could be sources of Material Non-Public Information. The receipt of such information could limit the investment opportunities of AGM and the Employee personally, so Employees should be careful to avoid any inadvertent receipt of such information. Employees should avoid discussions with potential insiders about the relevant issuers and should consult with the CCO if any relationships could be viewed as particularly likely sources of Material Non-Public Information.

Obtaining Research from Political Participants

Employees must consult with the CCO prior to seeking research or other information from participants in non-public political processes. This obligation may apply to elected officials, lobbyists, and political staff members. The CCO may discuss the matter with Outside Counsel and/or chaperone any meetings or telephone calls with the information provider.

Restricted List

AGM’s CCO will maintain a Restricted List that identifies issuers about which there may be an actual or apparent receipt of Material Non-Public Information. Out of an abundance of caution, AGM may include issuers on the list where there is uncertainty as to whether the information that the Company received is Material and Non-Public. The Restricted List will document:

●	The issuer’s name;
●	The date the issuer was added to the list;
●	The date the issuer was removed from the list (if applicable);
●	The Employee who requested the issuer to be added to the list;
●	The reason for including the issuer on the list; and
●	The reason for removing the issuer from the list.

In general, the CRO will only share the first three columns of the Restricted List with Employees; the CCO will share other information from the list with other Employees only if there is a compelling reason to do so. Employees are prohibited from sharing information from the Restricted List with any individuals outside of AGM without the CCO’s pre-approval.

Within 30 days of the end of each calendar quarter, the CCO will contact the individuals who requested that an issuer be added to the Restricted List to discuss whether the relevant information has become public or immaterial and if the issuer may be removed.

Rumors

Creating or passing false rumors with the intent to manipulate securities prices or markets may violate the antifraud provisions of Federal Securities Laws. Such conduct is contradictory to AGM’s Code of Ethics, as well as the Company’s expectations regarding appropriate behavior of its Employees. Employees are prohibited from knowingly circulating false rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets or improperly influencing any person or entity.

This policy is not intended to discourage or prohibit appropriate communications between Employees of AGM and other market participants and trading counterparties. Employees should consult with the CCO regarding questions about the appropriateness of any communications.

Gifts and Entertainment

Background

Employees may generally give and receive gifts and entertainment, so long as such gifts and entertainment are not lavish or excessive and do not give the appearance of being designed to improperly influence the recipient.

Policies and Procedures

Guiding Principles – AGM holds its Employees to high ethical standards and strictly prohibits any giving or receipt of things of value that are designed to improperly influence the recipient. Anti-bribery and anti- corruption statues in the U.S. and the U.K. are broadly written, so Employees should consult with the CCO if there is even an appearance of impropriety associated with the giving or receipt of anything of value.

All reporting and pre-clearance requests for gifts and entertainment should be conducted using the SmartRIA system.

Employees’ Receipt of Entertainment – Employees may attend business meals, sporting events and other entertainment events at the expense of a giver who also attends the meal or event, provided that the entertainment is not lavish or extravagant in nature. If the estimated cost or value of the Employee’s portion of the entertainment is greater than $500, the Employee must report his/her attendance to the CCO.

Employees’ Receipt of Gifts – Employees must report their intent to accept gifts over $250 (either one single gift, or in aggregate on an annual basis) to the CCO.

AGM expects that it will bear the costs of Employee travel and lodging associated with conferences, research trips and other business-related travel. If these costs are borne by a person or entity other than AGM they should be treated as a gift to the Employee for purposes of this policy.

Gifts such as lunches delivered to AGM’s offices, which are received on behalf of the Company, do not require reporting; provided, however, that holiday gifts (e.g., holiday baskets) delivered to AGM’s offices must be reported.

AGM’s Gift and Entertainment Giving Policy – AGM and its Employees are prohibited from giving gifts or entertainment that may appear lavish or excessive and must obtain approval to give gifts or entertainment in excess of $250 to any Client, Investor, prospect or individual or entity that AGM does, or is seeking to do, business with.

Gifts and Entertainment Given to Union Officials – Any gift or entertainment provided by AGM to a labor union or a union official in excess of $250 per fiscal year must be reported on Department Labor Form LM- 10 within 90 days following the end of AGM’s fiscal year. Consequently, all gifts and entertainment provided to labor unions or union officials must be reported to the CCO.

Gifts and Entertainment Given to Foreign Governments and “Government Instrumentalities” – The Foreign Corrupt Practices Act (“FCPA”) prohibits the direct or indirect giving of, or a promise to give, “things of value” in order to corruptly obtain a business benefit from an officer, employee or other “instrumentality” of a foreign government. Companies that are owned, even partly, by a foreign government may be considered an “instrumentality” of that government. In particular, government investments in foreign financial institutions may make the FCPA applicable to those institutions. Individuals acting in an official capacity on behalf of a foreign government or a foreign political party may also be “instrumentalities” of a foreign government.

The FCPA includes provisions that may permit the giving of gifts and entertainment under certain circumstances, including certain gifts and entertainment that are lawful under the written laws and regulations of the recipient’s country, as well as bona-fide travel costs for certain legitimate business purposes. However, the availability of these exceptions is limited and is dependent on the relevant facts and circumstances.

Civil and criminal penalties for violating the FCPA can be severe. AGM and its Employees must comply with the spirit and the letter of the FCPA at all times. Employees must obtain pre-clearance from the CCO prior to giving anything of value that might be subject to the FCPA except food and beverages that are provided during a legitimate business meeting and that are clearly not lavish or excessive.

Employees must report all gifts and entertainment that may be subject to the FCPA, irrespective of value and including food and beverages provided during a legitimate business meeting.

Employees must consult with the CCO if there is any question as to whether gifts or entertainment need to be pre-cleared and/or reported in connection with this policy.

Gifts and Entertainment Given to ERISA Plan Fiduciaries – AGM is prohibited from giving gifts or entertainment with an aggregate value exceeding $250 per year to any ERISA plan fiduciary. Consequently, all gifts and entertainment provided to ERISA plan fiduciaries must be reported to the CCO.

Gifts and Entertainment Monitoring – The CCO will monitor Employees’ provision and receipt of gifts and entertainment. The CEO will be responsible for reviewing any gifts and entertainment reported by the CCO.

Political Contributions and Public Positions

Background

Political Contributions; Improper Payments

The Firm will not make direct contributions to any candidates for federal, state or local offices and it will not participate in, or set up, a Political Action Committee (PAC).

No contributions to a political campaign will be reimbursed with the Firm’s funds. No resources of the Firm (such as office supplies, conference room, letterhead, phone, fax or computer systems) shall be used for the purpose of supporting a political campaign.

Employees may not directly or indirectly offer or solicit any kind of payment or contribution for the purpose of:

●	influencing customers, vendors or public-sector employees;

●	obtaining, giving or keeAGM business; or

●	persuading any public-sector employee or any employee of another company to fail to perform, or to improperly perform, his or her duties.

The Firm will immediately terminate any Employee who is found to have dealt illicitly with anyone -- vendor, customer, client, public sector Employee, etc. -- for personal gain. In serious cases, the Firm may take legal steps to recover losses. Employees should immediately report to the CCO any attempted bribe or other improper proposal.

No commercial bribes or other similar payments or benefits shall be, directly or indirectly, paid to employees of suppliers or Clients/investors. Commercial bribery includes any payment, or giving anything of value, direct or indirect, to any director, officer, Employee, or representative of a Client/investor or supplier of the Firm made for the purpose of influencing or affecting such person’s business judgment or action.

SEC Rule 206(4)-5, the “Pay-to-Play” Rule, refers to political contributions by investment advisers, is designed to prevent political contributions to certain candidates who, if elected, may improperly influence investment selection decisions of public pension funds and other government entities. Under this Rule, for example, a pension fund would be prohibited from investing in a Fund if a “covered associate”, as defined below, within the Firm had contributed more than a de minimis amount to an elected official controlling that pension fund during the past two years.

Specifically, the Rule prohibits an investment adviser from providing advisory services for compensation to a government entity within two years following a more than de minimis contribution to an official of the government entity by the adviser or its “covered associates”. The de minimis amount is $350 per election to an official for whom the covered associate is entitled to vote, and $150 per election to an official for whom the covered associate is not entitled to vote.

For purposes of Rule 206(4)-5, at the present time, all Employees and partners of the Firm are “covered associates”. The CCO will make a determination as to which Employees are “covered associates” and shall notify Employees of their status at the beginning of each year.

All Employees must pre-clear with the CCO all state and local political contributions, except those that are:

●	below $350 (in aggregate, per election), and for candidates or office-holders for which the Employee is entitled to vote, or

●	below $150 (in aggregate, per election), and for candidates for which the covered associate is not entitled to vote, or

●	contributions (of any amount) to a national election campaign, national political party, political action committee for a candidate for national office such as President of the US or members of the US Senate or House of Representatives. However, note that if a national candidate currently holds a local or state office, contributions to him/her will be subject to the pre-clearance requirements.

Employees must pre-clear all other contributions as well as any contribution that they wish to make to a government official who controls an entity to which the Firm currently provides investment advice or is contemplating providing investment advice.

In addition, pursuant to the provisions of the Rule, the Firm and its Employees are prohibited from coordinating or soliciting any person or political action committee to make, any:

●	Contribution to an official of a government entity to which the Firm is providing or seeking to provide investment advisory services; or

●	Payment to a political party of a state or locality where the Firm is providing or seeking to provide investment advice services to a government entity.

Note that the Rule also applies in situations where the Firm acts in a sub-advisory relationship to an entity that is providing investment adviser to a governmental entity.

While the Rule appears straightforward, it may raise complicated personal and Firm issues. All Employees must keep careful records of their own political contributions and those of their immediate families. The CCO may inquire from time to time about political contributions to government officials and will check publicly available records of those from time to time. The Firm does not espouse any particular political philosophy.

Note that at the present time the Firm is not requiring pre-clearance of immediate family member contributions, however Employees must be aware that the requirements of Rule 206(4)-5 may not be circumvented by contributions being made “indirectly” and the CCO may from time to time inquire about such contributions. Employees will be required to certify as to political contributions in an annual certification.

Restrictions on the Receipt of Advisory Fees

The Pay-to-Play Rule prohibits the receipt of compensation from a government entity for advisory services for two years following a contribution to any official of that “government entity”. This prohibition also applies to “covered associates” of the adviser.

A “covered associate” of an adviser is defined to include:

●	Any general partner, Managing Partner or executive officer, or other individual with a similar status or function;

●	Any employee that solicits a government entity for the adviser, as well as any direct or indirect supervisor of that employee; and

●	Any political action committee controlled by the adviser or by any person that meets the definition of a “covered associate.”

However, there is an exception available for contributions from natural persons of $150 per election or $350 per election if the contributor is eligible to vote in the election. An exception is also available for otherwise prohibited contributions that are returned, so long as the contribution in question is less than $350, is discovered within four months of being given and is returned within 60 days of being discovered. The exception for returned contributions is available no more than twice per calendar year for advisers with 50 or fewer employees; advisers with more than 50 employees can rely on this exception three times per calendar year. However, an adviser cannot rely on the exception for returned contributions more than once for any particular employee, irrespective of the amount of time that passes between returned contributions.

The restrictions on contributions and payments imposed by Rule 206(4)-5 can apply to the activities of individuals for the two years before they became covered associates of an investment adviser. However, for covered associates who are not involved in soliciting clients or investors, the look-back period is six months instead of two years.

Restrictions on Payments for the Solicitation of Clients or Investors

The Pay-to-Play Rule prohibits the compensation of any person to solicit a government entity unless the solicitor is an officer or employee of the adviser or unless the recipient of the compensation (i.e., solicitation fee) is another registered investment adviser or a registered broker-dealer.

However, a registered investment adviser will be ineligible to receive compensation for soliciting government entities if the adviser or its covered associates made, coordinated, or solicited contributions or payments to the government entity during the prior two years.3

Restrictions on the Coordination or Solicitation of Contributions

The Pay-to-Play Rule prohibits an adviser and its covered associates from coordinating or soliciting any contribution or payment to an official of the government entity or a related local or state political party where the adviser is providing or seeking to provide investment advisory services to the government entity.

Recordkeeping Obligations

The Advisers Act imposes Recordkeeping requirements on registered investment advisers that have any clients or investors in private funds that fall within Rule 206(4)-5’s definition of a “government entity.” Among other things, advisers with “government entity” clients or investors must keep records showing political contributions by “covered associates” and a listing of all “government entity” clients and investors.

Guidance Regarding Bona-Fide Charitable Contributions

Charitable donations to legitimate not-for-profit organizations, even at the request of an official of a government entity, do not implicate Rule 206(4)-5.

Applicability of Rule 206(4)-5 to Different Types of Advisory Products and Services Being Offered The Pay-to-Play Rule applies equally to:

●	Advisers that provide advisory services to a government entity (including, among other things, through the management of a separate account or through an investment in a pooled private fund); and

●	Advisers that manage a registered investment company (such as a mutual fund) that is an investment option of a plan or program of a government entity.

Policies and Procedures

Political contributions by AGM or Employees to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes are strictly prohibited.

If an Employee or any affiliated entity is considering making a political contribution to any state or local government entity, official, candidate, political party or political action committee, the potential contributor must seek pre-clearance from the CCO using SmartRIA. The CCO will consider whether the proposed contribution is consistent with restrictions imposed by Rule 206(4)-5, and to the extent practicable, the CCO will seek to protect the confidentiality of all information regarding each proposed contribution.

The CCO will meet with any individuals who are expected to become “covered associates” to discuss their past political contributions. The review will address the prior six months for potential covered associates who will have no involvement in the solicitation of Clients or Investors; contributions for all other potential covered associates will be reviewed for the past two years.

Employees may make contributions to national political candidates, parties or action committees without seeking pre-clearance as long as the recipient is not otherwise associated with a state or local political office. However, Employees must use good judgment in connection with all contributions and should consult with the CCO if there is any actual or apparent question about the propriety of a potential contribution.

Any political contribution by AGM, rather than its Employees, must be pre-cleared by the CCO, irrespective of the proposed amount or recipient of the contribution. The CCO will use SmartRIA to maintain a chronological list of contributions in accordance with the requirements of the Pay-to-Play Rule, as well as a list of all Clients and Investors that meet the definition of a “government entity” for purposes of Rule 206(4)-5.

The CEO is responsible for reviewing the CCO’s political contribution activities.

Public Office

Employees must obtain written pre-approval from the CCO prior to running for any public office. Employees may not hold a public office if it presents any actual or apparent conflict of interest with AGM’s business activities.

Political Contributions by Outside Businesses

If an Employee is associated with an outside business, such as by serving as an officer or director, the Employee should recuse himself or herself from any decisions regarding that entity’s political contributions. If the Employee believes that the outside business’ political contributions could give even the appearance of being related to AGM’s advisory activities or marketing initiatives, the Employee must discuss the matter with the CCO. Any outside business activities by the CCO will be reviewed by the CEO.

Complaints

Background

From time-to-time, despite its greatest efforts, AGM may receive complaints from Clients or Investors regarding AGM’s investment advisory services or related matters. AGM will strive to respond promptly and appropriately to all such complaints and will consider whether corrective actions should be taken in order to prevent additional problems.

Policies and Procedures

Any statement transmitted verbally, in a letter, by fax, by email or otherwise, that alleges specific inappropriate conduct by AGM is a complaint. While observations about market conditions or an account’s performance may not be complaints, Employees should consult with the CCO if there is any question as to whether a communication is a complaint.

All Employees must promptly report any complaints to the CCO. Failure to report a complaint will be cause for corrective action, up to and including dismissal.

The CCO will investigate and respond to all Client and Investor complaints in a timely manner and will retain copies of all documentation associated with each complaint in a Complaint File. The CCO may consult with Outside Counsel regarding the appropriate resolution of a complaint.

Outside Business Activity and Prior Employment
Background

Employees may, under certain circumstances, be granted permission to engage in outside business activities with public or private corporations, partnerships, not-for-profit institutions and other entities. Despite being granted permission, employees are expected to spend a majority of their time during the workday on AGM business activities.

Employees may be subject to compliance risks or conflicts of interest in connection with information or relationships associated with prior employment with other companies.

Policies and Procedures

Outside Business Activities

For purposes of this policy, outside business activities include any activity for which an Employee receives compensation, as well as any activity where an Employee is influencing or directing the investment activities of another organization. Outside business activities do not include volunteerism or unpaid roles within charitable or community organizations unless the role involves investment decision-making.

Employees are prohibited from engaging in outside business activities related to AGM’s operations or the financial services industry, or that pose a conflict of interest, without the prior written approval of the CCO. Approval will be granted on a case-by-case basis, subject to careful consideration of potential conflicts of interest, disclosure obligations, and any other relevant regulatory issues. Employees may use SmartRIA to seek approval.

No Employee may utilize property of AGM, or utilize the services of AGM or its Employees, for his or her personal benefit or the benefit of another person or entity, without approval of the CCO or the CEO. For this purpose, “property” means both tangible and intangible property, including funds, premises, equipment, supplies, information, business plans, business opportunities, confidential research, intellectual property, proprietary processes and ideas for new research or services.

An Employee may not participate in any business opportunity that comes to his or her attention as a result of his or her association with AGM and in which he or she knows that AGM might be expected to participate or have an interest, without:

●	Disclosing in writing all necessary facts to the CCO;

●	Offering the particular opportunity to AGM; and

●	Obtaining written authorization to participate from the CCO.

Any personal or family interest in any of AGM’s business activities or transactions must be immediately disclosed to the CCO. For example, if a transaction by AGM may benefit that Employee or a family member, either directly or indirectly, then the Employee must immediately disclose this possibility to the CCO.

An Employee who is granted approval to engage in an outside business activity must not transmit Material Non-Public Information between AGM and the outside entity. If participation in the outside business activity results in the Employee’s receipt of Material Non-Public Information that could reasonably be viewed as relevant to AGM’s business activities, the Employee must discuss the scope and nature of the information flow with the CCO. If an Employee receives approval to engage in an outside business activity and subsequently becomes aware of a material conflict of interest that was not disclosed when the approval was granted, the conflict must be promptly brought to the attention of the CCO.

Prior Employment Arrangements

Employees are expected to act with professionalism, to avoid any improper disclosure of proprietary information, and to satisfy all other obligations owed to AGM and to any prior employers. Employees should discuss any concerns regarding their prior employment with the CCO. Such concerns may include, but are not limited to, possession of Material Non-Public Information from a prior employer, a non- solicitation and/or non-compete clause in the Employee’s previous employment agreement, and any prior political contributions made by the Employee.

TRADING POLICY

As part of AGM’s fiduciary duty to its Clients, the Company has an obligation to seek best price and execution for all trades, to trade assets in a manner that is fair to all Clients, and to exercise diligence and care throughout the trading process.

AGM has instituted policies and procedures to ensure that it will place Client transactions with appropriate care and diligence, seek best execution, treat all Clients fairly, and disclose all material conflicts of interest.

AGM anticipates that all trades will be placed by the CIO or the Portfolio Managers. No other Employees may trade on behalf of Clients. All trades will be discussed with at least one other Portfolio Manager or the CIO before execution.

The Adviser’s Strategy

The Fund seeks to achieve its investment objective by investing primarily in “longevity-based assets.” Longevity-based assets include financial instruments across a range of asset types, qualities, sectors, and geographies that produce returns contingent upon (i) the continued aging of the U.S. and global population, and (ii) individual life expectancies within the 70+ age cohort. Specifically, longevity-based assets consist of debt securities, including whole loans and securitizations of life settlements, annuities, and pharmaceutical and medical patent royalties; preferred and common equity securities that provide exposure to longevity-based industries and sectors such as life insurance; debt and surplus notes of life insurance companies; and real estate based assets including reverse mortgages and tax liens (lending products used by homeowners as they age), real estate lending secured by senior housing, assisted living facilities, hospitals and other geriatric specific healthcare facilities.

The Fund may gain exposure to longevity-based assets through investments in limited partnerships. The Fund invests in securities of issuers without restriction as to market capitalization, credit quality, structure or maturity. The majority of the Fund’s investments will be in investments that are not publicly traded or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time, the majority of the Fund’s investments will be illiquid. In addition, the debt securities that the Fund invests in may be below-investment grade (commonly known as “junk”) or unrated by rating agencies. The Fund intends to concentrate its investments (i.e., under normal circumstances, invest 25% or more of its total assets) in the insurance industry.

The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary will invest primarily in financial instruments that are not easily defined as securities for purposes of RIC qualification. When viewed on a consolidated basis, the Subsidiary is subject to the same investment restrictions as the Fund, the Fund will consolidate the Subsidiary for purposes of financial statements, leverage and concentration. The Fund and the Subsidiary will test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis. The Subsidiary's advisory contracts will be subject to the same regulatory requirements applicable to the Fund's contracts. The Subsidiary also is subject to the Fund's compliance program, to the extent the Fund's policies and procedures apply to its investments and operations. The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund's compliance program. The Fund's Subsidiary, under management by the Adviser, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Fund. The custodian of the Subsidiary's assets is [ ].

The Sub-Adviser’s Strategy

The strategy of the Sub-Adviser is to complement the overall objectives of the Fund by (1) holding liquid securities that can be easily sold to meet the Fund’s quarterly repurchase offer requirement – see “Quarterly Repurchases of Shares;” (2) immediately deploying any new cash raised by the Fund, pending identification of, and investment in, longevity based assets; and (3) assisting the Fund in meeting its diversification tests.

The Sub-Adviser will invest in a diversified portfolio of liquid securities that provide yield to the Fund, including without limitation corporate debt, structured products, municipal bonds, bank debt and preferred stock. In selecting investments for this portion of the portfolio, the Sub-Adviser will focus on investments that pay cash interest or a cash dividend. The Fund, with respect to the portion of the portfolio managed by the Sub-Adviser, may employ leverage, including borrowing from banks, in an amount of up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowings).

Best Execution

We select broker/dealers to execute transactions based upon their professional capability to provide the service. Our primary consideration is to seek best execution. Best execution refers to favorable price, commissions, promptness and reliability of execution, confidentiality and placement accorded the trade order. We consider the following factors in reviewing brokers for best execution: the broker’s capability to execute the order, the broker’s financial responsibility, the broker’s responsiveness to us, the value of research provided, the bid/ask spreads, the market price impact, and low transaction opportunity cost. Our determination of what is a reasonable commission rate is based upon our Trading Department’s professional knowledge regarding competitive rates paid and charged for similar transactions.

Best Execution Obligations

AGM has implemented the policy of reviewing performance by broker-dealers executing trade transactions. Topics reviewed include the price and executions of securities for our trading relationships (Institutional, Wrap Accounts, and Model Programs). This involves checking that relationships are in-line for each security as well as comparing performance for each relationship. Also, the trading team will evaluate the “best” broker-dealer to use, based on past execution experience for each security. To this end, the traders will submit a report at each meeting in which they present data provided by an independent outside firm, ITG, Inc., in order to evaluate brokers and their executions. The trading team will review the brokers’ performance and make future decisions regarding broker selection accordingly. Because the trader has a list of past transactions by security, AGM can repeatedly trade through a broker if they have demonstrated good execution on a particular security. Similarly, AGM will avoid trading with a broker if that broker has scored poorly on a particular security. For High Yield trading, a similar method is used to evaluate the performance of brokers, and liquidity of a bond issue contributes to the decision. In all cases, order flow is tracked and monitored to assure fair and even distribution of trades on a best execution basis.

Rotation of Trades between Institutional, Wrap, and Directed Accounts

The methodology AGM utilizes to execute for its various sponsors is a three-tier technique based on criteria such as stock liquidity, volatility, complexity, and trader experience. Using these measures, AGM will choose the following three methods for execution of its orders:

Rotation order determined by a random number generator for each trading relationship;

●	Step Out Trade – One broker dealer works entire order and steps out to sponsors in trade for one average price; or

●	Discretionary Rotation – Trader determines rotation that is most beneficial for overall execution of a client’s account

Depending on the liquidity of the issue being traded, it may be easier to transact in large block orders. AGM shall use market data and ITG, Inc., as a tool to make a reasonable determination on how to best execute each order via random rotation, step-out trade, or discretionary rotation.

Equities with ample liquidity are more likely to be traded on a random rotation basis. Equities that are less liquid are most likely to be stepped out or traded on a discretionary rotation basis to achieve best execution for all accounts. The methodology chosen initially is subject to change given that the market landscape is inconsistent and AGM’s possible need to ensure certain account guideline restrictions are met on a daily basis (e.g., cash insufficiencies or limitations).

Restricted Transactions

At the completion of a trade (buy or sell) of a 75-basis point position or greater, there will be a "Black-Out" period of three trading days for a security with the same CUSIP number. The Black- Out period